                            CUSA TECHNOLOGIES, INC.
                            986 WEST ATHERTON DRIVE
                            SALT LAKE CITY, UT.  84123

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD FEBRUARY 27, 1998

To the Stockholders of CUSA Technologies, Inc.:

A special meeting (the "Special Meeting") of the stockholders ("CTI Stockholders") of CUSA Technologies, Inc., a Nevada corporation ("CTI"), will be held on February 27, 1998, at 9:00 a.m., local time, at 986 West Atherton Drive, Salt Lake City, Utah 84123 for the following purposes:

1. Consider and vote upon a single proposal to adopt and approve an Agreement and Plan of Merger dated as of November 4, 1997 and amended as of December 31, 1997 ("Merger Agreement"), among CTI, Fiserv, Inc., a Wisconsin corporation ("Fiserv"), and Fiserv Solutions, Inc., a Wisconsin corporation ("Fiserv Solutions"). Pursuant to the Merger Agreement, (i) CTI will be merged with and into Fiserv Solutions, with Fiserv Solutions being the surviving corporation and continuing to exist as a wholly-owned subsidiary of Fiserv ("Merger"), and (ii) each share of common stock, par value $0.001 per share, of CTI ("CTI Common Stock") outstanding immediately prior to the consummation of the Merger will be converted into the right to receive such number of shares of common stock, $.01 par value, of Fiserv ("Fiserv Common Stock") as shall equal the quotient of (x) CTI Stock Value (as defined below) divided by (y) an amount equal to the average closing price of Fiserv Common Stock as reported on the Nasdaq National Market (as reported in The Wall Street Journal) for the 20 trading days ending on the second trading day prior to the effective time of the Merger. The term "CTI Stock Value" shall mean the quotient of (i) the sum of (A) $24,933,500, minus (B) CTI Merger Costs (as hereinafter defined), plus (C) the product of (I) the number of outstanding "in-the-money" options ("In-the-Money Options") issued pursuant to CTI stock option plans (collectively, the "CUSA Option Plan") times (II) the respective exercise prices of such In-the-Money Options, divided by (ii) the sum of (A) the number of shares of CTI Common Stock outstanding immediately prior to the date and time on which the Merger shall be effective ("Effective Time") plus (B) the number of such outstanding In-the-Money Options. The term "CTI Merger Costs" shall mean the aggregate of all accounting (which shall not include regular audit fees), legal, printing, filing, financial advisory and other fees and expenses of CTI and Taxes (as defined in the Merger Agreement) assessed in connection with the transactions contemplated hereby, in each case incurred or anticipated to be incurred in connection with the Merger, all estimated and agreed to by the parties two business days prior to the Effective Time. The CTI Stock Value is expected to be approximately $1.35 per share, subject to a holdback of shares of Fiserv Common Stock valued at $3,000,000 (approximately $.17 for each share of CTI Common Stock) ("Holdback Shares") which shall be placed into escrow to cover certain specified and unspecified liabilities ("Holdback Claims"). The Holdback Shares shall be distributed to the holders of record as of the Record Date, after the resolution and reduction for the Holdback Claims, 299 days following the Effective Time or upon the final resolution of the Holdback Claims. The parties intend to treat the Merger as a pooling of interests for accounting purposes. If, prior to the Effective Time, it is determined that the Merger does not qualify for pooling of interests treatment under generally accepted accounting principles,

CUSA TECHNOLOGIES, INC.                                             FISERV, INC.
PROXY STATEMENT                                                     PROSPECTUS


     This Proxy Statement/Prospectus is being furnished to the holders of shares of common stock, par value $.001 per share ("CTI Common Stock"), of CUSA Technologies, Inc., a Nevada corporation ("CTI"), in connection with the solicitation of proxies from CTI stockholders ("CTI Stockholders"), for use at a special meeting of CTI Stockholders (together with any adjournments or postponements, the "Special Meeting") to be held at CUSA Technologies Inc., 986 West Atherton Drive, Salt Lake City, Utah 84123 on April __, 1998, at 9:00 a.m. local time and at any adjournments or postponements thereof.

     Only holders of record of shares of CTI Common Stock at the close of business on February 10, 1998 ("Record Date") are entitled to notice of and to vote at the Special Meeting. On the Record Date there were 15,289,437 shares of CTI Common Stock outstanding. This Proxy Statement/Prospectus, the enclosed Notice of Special Meeting and accompanying proxy card are first being mailed to CTI Stockholders on or about March __, 1998. This proxy solicitation is made by the Board of Directors of CTI.

     At the Special Meeting, the CTI Stockholders will consider and vote upon a proposal to approve an Agreement and Plan of Merger dated as of November 4, 1997 and amended as of December 31, 1997 ("Merger Agreement"), among CTI, Fiserv, Inc., a Wisconsin corporation ("Fiserv"), and Fiserv Solutions, Inc., a Wisconsin corporation ("Fiserv Solutions"), which is wholly owned by Fiserv. Pursuant to the Merger Agreement, (i) CTI will be merged with and into Fiserv Solutions, with Fiserv Solutions being the surviving corporation ("Surviving Corporation") and continuing to exist as a wholly owned subsidiary of Fiserv ("Merger"), and (ii) each share of CTI Common Stock outstanding immediately prior to the consummation of the Merger will be converted into the right to receive such number of shares of common stock, $.01 par value, of Fiserv ("Fiserv Common Stock") as shall equal the quotient of (x) CTI Stock Value (as defined below) divided by (y) an amount equal to the average closing price of Fiserv Common Stock as reported on the Nasdaq National Market ("NASDAQ") (as reported in The Wall Street Journal) for the 20 trading days ending on the second trading day prior to the effective time of the Merger. The term "CTI Stock Value" shall mean the quotient of (i) the sum of (A) $24,933,500 (which represents a negotiated valuation (the "CTI Valuation")), minus (B) CTI Merger Costs (as hereinafter defined), plus (C) the product of (I) the number of outstanding "in-the-money" options ("In-the-Money Options") issued pursuant to CTI stock option plans (collectively, the "CUSA Option Plan") times (II) the respective exercise prices of such In-the-Money Options, divided by (ii) the sum of (A) the number of shares of CTI Common Stock outstanding immediately prior to the Effective Time plus (B) the number of such outstanding In-the-Money Options. Options that are not "in-the-money" are not being included in the conversion formula because they have no current value, and including such options would result in an increase in the Merger consideration for securities which represent no value. The term "CTI Merger Costs" shall mean the aggregate of all accounting (which shall not include regular audit fees), legal, printing, filing, financial advisory and other fees and expenses of CTI and Taxes (as defined in the Merger Agreement) assessed in connection with the transactions contemplated hereby, in each case incurred or anticipated to be incurred in connection with the Merger, all estimated and agreed to by the parties two business days prior to the date and time on which the Merger shall be effective ("Effective Time"). CTI anticipates that the CTI Merger Costs will be approximately $100,000. Fiserv will bear its own expenses in connection with the Merger. The CTI Stock Value is expected to be approximately $1.35 per share, subject to a holdback of shares of Fiserv Common Stock worth $3,000,000 (approximately $.17 for each share of CTI Common Stock) ("Holdback Shares") which shall be placed into escrow to cover certain specified and unspecified liabilities ("Holdback Claims"). The Holdback Shares shall be distributed, after reduction for the Holdback Claims, 299 days following the Effective Time or upon the resolution of the Holdback Claims. Accordingly, if all of the Holdback Claims are resolved in favor of Fiserv, the minimum CTI Stock Value assessed to the CTI Stockholders would be approximately $1.18. The parties intend to treat the Merger as a pooling of interests for accounting purposes.
If the Merger does not qualify for pooling of interests treatment under generally accepted accounting principles, then each outstanding share of the CTI Common Stock will be converted into the right to receive CTI Stock Value in cash. The average closing price of Fiserv Common Stock for the 20 trading days ending two days prior to the mailing of this Proxy Statement/Prospectus was $_____ per share. A copy of the Merger Agreement is attached as Appendix A to the accompanying Proxy Statement/Prospectus.

     The CTI Valuation of $24,933,500 was determined through a series of arms' length negotiations between CTI and Fiserv. While recent trading prices were a factor in the determination of the CTI Valuation, the CTI Valuation was determined independently of the market price of the CTI Common Stock. The CTI Valuation represents on the high end (assuming no claims are deducted from the Holdback) a $0.60 or 80 percent premium, and on the low end (assuming the maximum amount of claims ($3,000,000) are deducted from the Holdback) $0.42 or 56 percent premium over the $0.75 market price of the CTI Common Stock on November 3, 1997, the day before the Merger was publicly announced.

     No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of CTI Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on NASDAQ on the date of the Effective Time, by (ii) the fractional interest to which such holder would otherwise be entitled. Fiserv will make available to Firstar Trust Company, Milwaukee ("Exchange Agent") the cash necessary for this purpose.

     This Proxy Statement/Prospectus also constitutes the Prospectus of Fiserv with respect to the shares of Fiserv Common Stock to be issued to holders of CTI Common Stock pursuant to the Merger. Fiserv has filed a Registration Statement on Form S-4 (together with any amendments thereto, the "Registration Statement"), of which this Proxy Statement/Prospectus forms a part, with the Securities and Exchange Commission ("Commission") covering the shares of Fiserv Common Stock to be issued in connection with the Merger.

     See "Risk Factors" beginning on page 11 for a discussion of certain factors which should be considered in connection with the acquisition of Fiserv Common Stock.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CTI OR FISERV. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

     NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES OFFERED HEREBY SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FISERV OR CTI SINCE THE DATE HEREOF OR THAT THE INFORMATION SET FORTH OR INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. ALL INFORMATION HEREIN WITH RESPECT TO FISERV AND FISERV SOLUTIONS HAS BEEN FURNISHED BY FISERV, AND ALL INFORMATION HEREIN WITH RESPECT TO CTI HAS BEEN FURNISHED BY CTI.

     THE SHARES OF FISERV COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER AGREEMENT DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The date of this Proxy Statement/Prospectus is March __, 1998.

                              THE SPECIAL MEETING

Date, Time and Place of
Special Meeting..............   April __, 1998 at 9:00 a.m., local time at CTI's
                                offices at 986 West Atherton Drive, Salt Lake
                                City,  Utah.

Purpose of Special Meeting...   To consider and vote upon a proposal to approve
                                the Merger Agreement, pursuant to which CTI will merge into Fiserv Solutions, a wholly owned subsidiary of Fiserv, and Fiserv Solutions will be the Surviving Corporation and will continue to exist as a wholly owned subsidiary of Fiserv.
                                See "The Merger."

Record Date..................   CTI Stockholders of record on February 10, 1998
                                will be entitled to vote at the Special Meeting.
                                On February 10, 1998, there were 15,289,437 shares of CTI Common Stock outstanding with each share of CTI Common Stock entitled to cast one vote with respect to the proposal to approve the Merger Agreement.

Quorum; Vote Required........   The presence, in person or by proxy, of the
                                holders of a majority of the outstanding shares of CTI Common Stock at the Special Meeting is necessary to constitute a quorum at the Special
                                Meeting. Approval of the Merger Agreement requires the affirmative vote of a majority of the issued and outstanding shares of CTI Common
                                Stock.  See "The Special Meeting--Matters to be
                                Considered at the Special Meeting; Quorum and
                                Vote Required."

Irrevocable Proxy............   Richard N. Beckstrand, the controlling
                                stockholder, chief executive officer and chairman of the Board of Directors of CTI
                                ("Majority Stockholder"), has granted an irrevocable proxy in favor of approval of the Merger Agreement to the Board of Directors of Fiserv, thereby assuring that the Merger
                                Agreement, and therefore the Merger, will be approved by CTI Stockholders, subject to the exercise of dissenter's rights of appraisal by any CTI Stockholder electing to do so.


                                  THE MERGER

Effect of the Merger.........   The Merger Agreement (attached as Appendix A to
                                this Proxy Statement/Prospectus) provides for the merger of CTI with and into Fiserv
                                Solutions, a wholly owned subsidiary of Fiserv, with Fiserv Solutions as the Surviving
                                Corporation which will continue to exist as a wholly owned subsidiary of Fiserv. It is presently contemplated that the Effective Time of the Merger will be April __, 1998 or such other date as the parties may agree. See "The
                                Merger."

Merger Consideration.........   Each outstanding share of CTI Common Stock will
                                be converted into the right to receive such number of shares of Fiserv Common Stock as shall equal the Conversion Ratio, which is defined as the quotient of (x) the CTI Stock Value divided by (y) an amount equal to the average closing price of Fiserv Common Stock as reported on NASDAQ (as reported in The Wall Street Journal) for the 20 trading days ending on the second trading day prior to the Effective

                                Time ("Average Fiserv Stock Price"). The CTI StockValue is expected to be approximately $1.35, subject to an aggregate holdback ("Holdback") of Fiserv Common Stock valued at $3,000,000 (approximately $0.17 per share of CTI Common Stock) ("Holdback Shares") which shall be placed into escrow to cover certain specified liabilities to the extent they exceed $825,067 and non-customer claims which relate to events occurring or actions taken prior the Effective Time which are raised within 289 days following the Effective Time ("Holdback Claims"). The Holdback Shares shall be distributed, after reduction for the Holdback Claims, in one or more portions on the later of 299 days following the Effective Time or the final resolution of the Holdback Claims. Accordingly, if all of the Holdback Claims are resolved in favor of Fiserv, the minimum CTI Stock Value assessed to the CTI Stockholders would be approximately $1.18. The parties intend to treat the Merger as a pooling of interests for accounting purposes. If the Merger does not qualify for pooling of interests treatment under generally accepted accounting principles, then each outstanding share of CTI Common Stock will be converted into the right to receive the CTI Stock Value in cash. The average closing price of Fiserv Common Stock for the 20 trading days ending two days prior to the mailing of this Proxy Statement/Prospectus was $_____ per share. See "The Merger--The Merger Agreement," "The Merger--Merger Considerations and "The Merger--Holdback." No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of CTI Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on NASDAQ on the date of the Effective Time, by
                                (ii) the fractional interest to which such holder would otherwise be entitled. Fiserv will make available to the Exchange Agent the cash necessary for this purpose.

                                Set forth below are examples of the conversion of CTI Common Stock into Fiserv Common Stock based upon varying assumptions:

                                (i)   based on the above-referenced average
                                      closing price of Fiserv Common Stock of
                                      $_______ per share, and assuming a
                                      Holdback of $1,500,000 (equal to 50
                                      percent of Holdback Shares and
                                      approximately $.09 per share of CTI Common
                                      Stock), Fiserv would issue one share of
                                      Fiserv Common Stock in exchange for
                                      _______ shares of CTI Common Stock;

                                (ii)  based on an average closing price of
                                      Fiserv Common Stock of $_______ per share and assuming the same Holdback, Fiserv would issue one share of Fiserv Common Stock for each _____ shares of CTI Common Stock; and

                                (iii) based on an average closing price of
                                      Fiserv Common Stock of $_______ per share and assuming the same Holdback, Fiserv would issue one share of Fiserv Common Stock for each _____ shares of CTI Common Stock.

                                CTI Stockholders may call CTI's Investor
                                Relations Department at (800) 367-2872 to request information with regards to the Merger, including up to date information regarding the Exchange Ratio.

Holdback.....................   Receipt of the Merger Consideration is subject
                                to an aggregate holdback of the Holdback Shares in respect of the Holdback Claims to be distributed in one or more portions upon the later of 299 days after the Effective Time or the resolution of the Holdback Claims. See "The
                                Merger--The Merger Agreement," "The Merger--
                                Merger Consideration," "The Merger--Holdback" and Appendix A--Agreement and Plan of Merger.

Recommendation of CTI's Board
of Directors.................   The Board of Directors of CTI believes that the
                                Merger is desirable and in the best interests of CTI Stockholders and, accordingly, unanimously recommends that the CTI Stockholders vote in favor of the approval of the Merger Agreement.
                                The Board of Directors' recommendation is based upon a number of factors discussed in this Proxy
                                Statement/ Prospectus and upon the opinion of Houlihan Valuation Advisors ("HVA") referred to below. See "The Merger--Background and Reasons for the Merger," "The Merger--Recommendation of the Board of Directors of CTI," "The Merger--
                                Opinion of CTI's Financial Advisor" and Appendix
                                B.

Opinion of CTI's Financial
Advisor......................   As of November 4, 1997, HVA rendered its opinion
                                to the Board of Directors of CTI to the effect that, as of such date, the aggregate consideration to be received by CTI Stockholders pursuant to the Merger is fair, from a financial point of view, to such holders. The full text of the written opinion of HVA, confirmed as of the date of this Proxy Statement/Prospectus, which sets forth the assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this Proxy Statement/Prospectus and should be read carefully in its entirety. HVA's opinion is directed only to the fairness of the aggregate consideration from a financial point of view, does not address any other aspect of the Merger or related transactions and does not constitute a recommendation to any Stockholder as to how such Stockholder should vote at the Special
                                Meeting. See "The Merger--Opinion of CTI's
                                Financial Advisor" and Appendix B.

Management and Operations of
CTI after the Merger.........   Following the Merger, CTI will be merged with
                                and into Fiserv Solutions, a wholly owned subsidiary of Fiserv, which will be the Surviving Corporation. George D. Dalton,
                                Chairman of the Board of Fiserv, Leslie M. Muma,
                                Vice Chairman and President of Fiserv, Donald F.
                                Dillon, Vice Chairman of Fiserv, and Kenneth R.
                                Jensen, Senior Executive Vice President and
                                Chief Financial Officer of Fiserv, will remain the directors of the Surviving Corporation. All other persons who will become the officers of the Surviving Corporation are currently officers and directors of Fiserv. Information about such persons is incorporated by reference to Fiserv's
                                Annual Report on Form 10-K for the year ended
                                December 31, 1996. Fiserv intends to operate the Surviving Corporation as an independent subsidiary after the Merger and has no present intention to move or consolidate any of the operations of the Surviving Corporation or its subsidiaries or to change the name of any of its subsidiaries. See "The Merger--Management and
                                Operations of CTI Following the Merger."

                  Comparative Per Share Data of Fiserv and CTI

     Presented below is historical comparative per share data of Fiserv and CTI for earnings from continuing operations, cash dividends and net book value. Also presented below are the equivalent per share amounts for CTI which adjust the historical Fiserv amounts to reflect the exchange ratio of Fiserv shares for CTI shares contemplated in the Merger. For the purposes of the comparison below, the exchange ratio was assumed to be 0.028 shares of Fiserv Common Stock for each share of CTI Common Stock. Pro forma amounts for Fiserv have been omitted because the effects of the Merger on Fiserv's earnings from continuing operations and net book value per share are not significant.

                                 Fiserv, Inc.

                                     As of and for the
                                  Year Ended December 31,
                               -----------------------------
                               1995(1)      1996       1997
                               -------     ------     ------
Per share data:
Net income (loss) - diluted..  $(0.93)     $ 1.53     $ 1.70
Cash dividends...............       0           0          0
Book value...................  $ 9.92      $11.72     $14.26

                            Cusa Technologies, Inc.

                                                                             As of and for the
                                                    As of and for the         six months ended
                                                   Year ended June 30,           December 31,
                                                -------------------------    -----------------
                                                1995      1996      1997            1997
                                                -----    ------    ------          ------
                                                                                 (unaudited)
Per share data:
Earnings (loss) from continuing operations....  $0.12    $(1.10)   $ 0.04          $ 0.08
Earnings adjusted for the exchange ratio (2)..   0.03     (0.03)     0.04            0.04

Cash dividends................................      0         0         0               0
Cash dividends adjusted for
  exchange ratio (2)..........................      0         0         0               0

Book value per common share...................  $1.17    $(0.70)   $(0.13)         $(0.05)
Book value per common share adjusted for the
  exchange ratio (2)..........................      -         -      0.33            0.37

---------------------

(1) The per share values for Fiserv as of and for the year ended December 31, 1995 include certain charges related to the acquisition of Information Technology, Inc. ("ITI"). The charges are a pre-tax special, one-time, non-cash charge of $173 million to expense the purchased ITI Premier II research and development and a pre-tax charge of $9.9 million for the accelerated amortization of the completed ITI Premier I software. The combined after tax charge was $109.6 million ($2.18 per share). Net income and net income per share before such charges were $63.7 million and $1.27, respectively.

(2) Fiserv amounts multiplied by 0.028, the assumed exchange ratio using a Fiserv share value of $48. The actual exchange ratio may be different, as it will be determined using the Average Fiserv Stock Value.

                                  RISK FACTORS

     The following factors should be considered carefully by CTI Stockholders in connection with voting on the Merger and the receipt of Fiserv Common Stock by CTI Stockholders as a result thereof. These factors should be considered in conjunction with the other information included or incorporated by reference in this Proxy Statement/Prospectus.

Average Market Prices will Differ from Actual Market Price

     In considering whether to approve the Merger Agreement, CTI Stockholders should consider the following: (i) the Conversion Ratio will be determined based upon the Average Fiserv Stock Price; (ii) the price of Fiserv Common Stock at the Effective Time can be expected to vary from the Average Fiserv Stock Price as well as from the prices as of the date of this Proxy Statement/Prospectus and the date on which CTI Stockholders vote on the Merger Agreement due to changes in the business, operations or prospects of Fiserv, market assessments on the likelihood that the Merger will be consummated and the time thereof, general market and economic conditions, and other factors, and (iii) the price of Fiserv Common Stock after the Effective Time can be expected to vary due to changes in the business, operations or prospects of Fiserv, market assessments of the
Merger, general market and economic conditions, and other factors.   See
"Summary--The Merger" and "Comparative Market Prices and Dividends."

Non-Solicitation Provisions may have a Deterrent Effect

     CTI agreed that from the execution of the definitive agreement until March 31, 1998, subject to its fiduciary obligations, it will not solicit, directly or indirectly, any proposal or offer to acquire all or any significant part of its business and properties or its capital stock (a "CTI Acquisition Proposal"). These provisions in the Merger Agreement may have the effect of discouraging an attempt by a third party to engage in certain acquisition transactions with CTI. See "The Merger--The Merger Agreement" and "The Merger--No Solicitation."

Possibility that the CTI Stockholders Could Realize Greater Value if CTI Were to Continue as a Separate Entity

     In the past year, CTI's management has elected to focus its efforts on the credit union software business. Since this change in focus, the results from operations have improved significantly. Management expects a continuing improvement in CTI's results of operations. The potential increase in shareholder value which might result from increased revenues and income from continuing operations may not be fully reflected in the exchange value of the Fiserv Common Stock received by CTI Stockholders.

Potential for Deduction of Claims from the Holdback

     The Merger Agreement provides for a Holdback of Fiserv Common Stock worth $3,000,000 in respect of certain specified liabilities to the extent that such liabilities exceed $825,067 and non customer claims which are raised within 289 days following the Effective Time. There is a possibility that some or all of the $3,000,000 could be used to satisfy the Holdback Claims. Assuming that all of the Holdback Shares were used to cover the Holdback Claims, the Merger Consideration per share of CTI Common Stock would be reduced from an estimated $1.35 to $1.18.

Fluctuation of Market Price of Fiserv Common Stock

   As noted in "Summary--Comparative Share and Dividend Information and Market Prices," the Market Value of Fiserv Common Stock has varied between $32 3/4 and $55 1/16 per share since January 1, 1997. To the extent the Average Fiserv Stock Price increases prior to the Effective Time, CTI Stockholders will receive fewer shares of Fiserv Common Stock pursuant to the Conversion Ratio. Conversely, to the extent the Average Fiserv Stock Price decreases prior to the Effective Time, CTI Stockholders will receive a greater number of shares of Fiserv Common Stock pursuant to the Conversion Ratio. See "The Merger--Merger Consideration."

separate existence and corporate organization of CTI shall cease, and Fiserv Solutions shall succeed, insofar as permitted by Nevada law, to all rights, assets, liabilities and obligations of CTI.

     It is presently contemplated that the Effective Time will be April __, 1998 or such other date as the parties may agree.

Merger Consideration

     In the Merger, each outstanding share of CTI Common Stock will be converted into the right to receive such number of shares of Fiserv Common Stock as shall equal the Conversion Ratio, which is defined as the quotient of (x) the CTI Stock Value divided by (y) the Average Fiserv Stock Price. The CTI Stock Value is expected to be approximately $1.35 per share, subject to the Holdback Shares
which shall be placed into escrow to cover the Holdback Claims.   The Holdback
Shares shall be distributed, after reduction for the Holdback Claims, in one or more portions on the later of 299 days following the Effective Time or the final resolution of the Holdback Claims. The parties intend to treat the Merger as a pooling of interests for accounting purposes. If the Merger does not qualify for pooling of interests treatment under generally accepted accounting principles, then each outstanding share of CTI Common Stock will be converted into the right to receive the CTI Stock Value in cash. Assuming an Average Fiserv Stock Price of $______ (which is the average closing price of Fiserv Common Stock as reported on NASDAQ for the 20 trading days ended February ___,
1998), the Merger would result in the present CTI Stockholders owning approximately one percent of the Fiserv Common Stock subject to the Holdback. Assuming an Average Fiserv Stock Price of $42.00, the Merger would result in the present CTI Stockholders owning approximately _____ percent of the Fiserv Common Stock, and assuming an Average Fiserv Stock Price of $62.00, the Merger would result in the present CTI Stockholders owning approximately ____ percent of the Fiserv Common Stock, in each case subject to the Holdback.

     No fractional shares of Fiserv Common Stock will be issued in the Merger. In lieu of any fractional shares, each holder of CTI Common Stock who would otherwise be entitled to receive a fractional share of Fiserv Common Stock pursuant to the Merger will be paid an amount in cash, without interest, rounded to the nearest cent, determined by multiplying (i) the per share closing price of Fiserv Common Stock as reported on the NASDAQ on the date of the Effective Time, by (ii) the fractional interest to which such holder would otherwise be entitled. Fiserv will make available to the Exchange Agent the cash necessary for this purpose.

     In the event it is determined that the transaction cannot be treated as a "pooling-of-interests" under generally accepted accounting principles, the consideration to be paid to the CTI Stockholders shall be payable in cash, without interest and the Merger will not be treated as a tax-free reorganization.

Holdback

     Receipt of the Merger Consideration is subject to the Holdback of the Holdback Shares in respect of all damages to and liabilities of Fiserv or Fiserv Solutions, as the case may be, (including without limitation those re sulting from or relating to demands, claims, actions or causes of action, assessments or other losses, costs and expenses directly relating thereto, interest and penalties thereon and reasonable attorneys' fees and expenses in respect thereof) by reason of or resulting from: (i) Specified Liabilities (as hereinafter defined) to the extent that they exceed $825,067; and (ii) any other actions, suits or proceedings which were not disclosed and would have been required to be disclosed in the Disclosure Schedule to the Merger Agreement if known at the Effective Time related to events occurring or actions taken on or prior to the Effective Time but not related to client contractual obligations with respect to continuing operations; which amounts, or such lesser amounts as shall be payable following reduction of such amount by claims made against Fiserv Solutions, less any and all counterclaims or insurance proceeds which are available to Fiserv Solutions or CTI with respect to clauses (i) and (ii), shall be payable to the CTI Stockholders on the first anniversary of the Effective Time, provided, however, that any claims still outstanding at the first anniversary of the Effective Time will be resolved as soon as practicable. The Representatives (as hereinafter defined), acting in consultation with the senior management of Fiserv Solutions, shall resolve all claims presented with respect to clauses (i) and (ii) and shall have the authority to utilize $1,500,000 of the Holdback Shares in the resolution of such claims, provided, however, that to the extent such claims exceed $1,500,000 they shall be resolved by the senior management of Fiserv Solutions, acting in consultation with the Representatives. In no event shall the actual damages chargeable by Fiserv or Fiserv Solutions for claims arising pursuant to clauses (i) and (ii) exceed $3,000,000 in aggregate and (I) of items considered "specific contingencies" under a "pooling of interests" exceed ten percent of CTI Stock Value, or (II) of items considered "general contingencies" under a "pooling of interests"

(x) exceed ten percent of the CTI Stock Value or (y) be resolved after one year after the Effective Time. The term "Specified Liabilities" shall mean all amounts to be paid or received (but not including interest) with respect thereto after June 30, 1997 for the following: (w) all liabilities net of all assets of discontinued operations, which as of June 30, 1997 were estimated to equal $304,464; (x) all Taxes associated with the sale of discontinued operations and all other Taxes payable for the periods ended June 30, 1997, which as of June 30, 1997 were estimated to equal $597,000; (y) any actions, suits or proceedings listed in the Disclosure Schedule for subsection 5.01(l) of the Merger Agreement which as of June 30, 1997 were estimated to equal $5,000; and (z) other possible liabilities associated with clauses (w) and (x), which as of June 30, 1997 were estimated to equal $18,603. Notwithstanding the foregoing, in no event shall CTI be liable for any claim which is not raised on or before the day which is 289 days after the Effective Time.

     As described above, if all of the Holdback Claims are resolved in favor of Fiserv, the value received by CTI Stockholders will be approximately $1.18 per share of CTI Common Stock. If there are no Holdback Claims or if all Holdback Claims are resolved in favor of CTI, the value received by CTI Stockholders will be approximately $1.35 per share of CTI Common Stock.

     No later than 299 days subsequent to the Effective Time, Fiserv Solutions shall deliver to a group of persons consisting of the Majority Stockholder, Jonathan S. Beckstrand, David J. Rank and Mark Scott (collectively, "Representatives") a list of all items subject to the Holdback, including the Specified Liabilities, and the total claims relating to each item ("Holdback Schedule"). If the Representatives dispute the correctness of the Holdback Schedule, the Merger Agreement provides a mechanism for resolution of any dispute, by an independent accounting firm if necessary. Within three business days following final agreement on the contents of the Holdback Schedule, the Escrow Agent shall return to Fiserv a number of shares, valued at the Effective Time, of Fiserv Common Stock equal to the total claims listed on the Holdback Schedule and/or deliver the remaining shares of Fiserv Common Stock to the CTI Stockholders hereunder in accordance with previously received instructions of the CTI Stockholders. Notwithstanding the foregoing, the Representatives may elect, with respect to any item listed on the Holdback Schedule considered a "specific contingency" under a "pooling of interests" that has not been finally determined (a "Deferred Delivery Item"), to defer the return of shares from the escrow to Fiserv relating to that portion of the "specific contingency" not so determined until final determination thereof. The parties anticipate that such specific contingencies will be resolved within a period of one year from final agreement on the contents of the Holdback Schedule, but there can be no assurance that such contingencies will be resolved within that time frame. A number of shares of Fiserv Common Stock having a value equal to all "specific contingencies" up to a maximum of 10 percent of the Merger consideration shall be retained by the Escrow Agent until such "specific contingencies" shall have been resolved. At the Effective Time, the Holdback Shares shall be issued to the Escrow Agent. Upon final determination of the total claims relating to each item of the Holdback Schedule, the Representatives and Fiserv shall (1) instruct the Escrow Agent and the Exchange Agent to distribute to the CTI Stockholders shares of Fiserv Common Stock or cash representing fractional shares in an amount equal to the Holdback Shares valued at the Effective Time less the total claims for all items listed on the Holdback Schedule and (2) return Fiserv Common Stock to Fiserv valued at the Effective Time, in the amount of the sum of the total claims relating to items listed on the Holdback Schedule which are in respect of "general contingencies" or are in respect of "specific contingencies" which are not Deferred Delivery Item. The Escrow Agent shall continue to hold in Escrow an amount of Fiserv Common Stock equal to the sum of the claims listed on the Holdback Schedule for each Deferred Delivery Item.
Upon resolution of the claims relating to all Deferred Delivery Items, the Representatives shall instruct the Escrow Agent and the Exchange Agent to distribute to the CTI Stockholders shares of Fiserv Common Stock or cash representing fractional shares in an amount equal to the Holdback Shares which remained in Escrow in respect of the Deferred Delivery Items less an amount of Fiserv Common Stock ("Deferred Delivery Item Returned Stock"), valued at the Effective Time, equal to the total damages which relate to the Deferred Delivery Items and return the Deferred Delivery Item Returned Stock to Fiserv. Within 15 days of the Effective Time, the Representatives shall receive a one-time payment of $10,000 each in consideration for their services hereunder. Fiserv Solutions shall be responsible for all costs associated with the escrow, including the fee
of the Escrow Agent which is estimated to be $3,000.   See Appendix A -
Agreement and Plan of Merger.

     If, as of the Effective Time, Fiserv is not satisfied that the Merger can be accounted for as a "pooling of interests" for accounting purposes, then Fiserv may either elect to proceed with the Merger as a Tax-Free Reorganization and account for the Merger under the purchase method of accounting or change the Merger consideration from all stock to all cash and the Merger will not be treated as a Tax-Free Reorganization. If the Merger is not a Tax-Free Reorganization, the principal Federal income tax consequences, under currently applicable law, would be as follows: (i) no gain or loss would be recognized by Fiserv or CTI as a result of the Merger; (ii) gain or loss would be recognized by the holders of CTI Common Stock upon the exchange of their CTI Common Stock for Fiserv Common Stock or cash; (iii) the tax basis of Fiserv Common Stock to be received by the holders of CTI Common Stock in the Merger would be the fair market value of such Fiserv Common Stock as of the Effective Time; and (iv) the holding period of Fiserv Common Stock to be received by the holders of CTI Common Stock pursuant to the Merger would begin the day after the Effective Time.

     THE DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS EVERY ASPECT OF THE FEDERAL INCOME TAX LAWS THAT MAY BE RELEVANT TO THE HOLDERS OF CTI COMMON STOCK IN LIGHT OF THEIR PERSONAL CIRCUMSTANCES OR TO CERTAIN TYPES OF HOLDERS SUBJECT TO SPECIAL TAX TREATMENT AND IS GENERALLY LIMITED TO PERSONS WHO HOLD CTI COMMON STOCK AS A CAPITAL ASSET. IN ADDITION, IT DOES NOT DISCUSS ANY STATE, LOCAL OR FOREIGN OR OTHER FEDERAL TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULINGS AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE RETROACTIVELY AS WELL AS PROSPECTIVELY AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. EACH CTI STOCKHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Conversion of Options to Purchase CTI Common Stock

     At the Effective Time, each holder of an option to purchase shares of CTI Common Stock (each, an "Option") granted under CTI's Directors' Stock Option Plan or 1993 Stock Option Plan, 1995 Stock Option Plan or Non Statutory Stock Option Plan (collectively, the "Option Plans") then outstanding will be assumed by Fiserv and will be deemed to constitute an option to purchase, on the same terms and conditions as were applicable under such Option at the Effective Time, that number of shares of Fiserv Common Stock (with any fractional share of Fiserv Common Stock being disregarded) equal to the product of the Conversion Ratio and the number of shares of CTI Common Stock subject to such Option, at a price per share (rounded up to the nearest full cent) equal to the exercise price for the shares of CTI Common Stock subject to such Option divided by the Conversion Ratio. All Options outstanding at the date of the approval of the Merger Agreement by the CTI Stockholders will either be exercisable, or will accelerate and become fully vested and exercisable upon such approval of the Merger by the CTI Stockholders. As of June 30, 1997, Options to purchase 2,002,994 shares of CTI Common Stock were outstanding under the Option Plans at exercise prices ranging from $1.00 to $6.00.

Conditions to the Merger

     The obligations of Fiserv and CTI to consummate the Merger are subject to the fulfillment or waiver (where permissible) of certain conditions, including:
(i) obtaining the approval of the CTI Stockholders; (ii) approval for quotation on NASDAQ, subject to official notice of issuance, of the Fiserv Common Stock to be issued in connection with the Merger; (iii) the effectiveness of the Registration Statement of which this Proxy Statement/Prospectus is a part; (iv) no order being entered in any action or proceeding or other legal restraint or prohibition preventing the consummation of the Merger; (v) the receipt by each party of various legal opinions and other certificates, consents, reports and approvals from the other parties to the Merger and from third parties; (vi) the accuracy in all material respects of the representations and warranties of each party and compliance with or the waiver of all covenants and conditions by each party; (vii) the redemption by CTI of the CTI's 1994 Series Preferred Stock in accordance with its terms; (viii) the exercise, by the Majority Stockholder of options to purchase 1,000,000 shares of CTI Common Stock at a price of $1.00 per share; (ix) the completion of the previously planned disposition of CTI's surgery center business units; (x) the owners of no more than 5 percent of the CTI Common Stock shall have exercised Dissenters Rights in connection with the transaction contemplated by the Merger Agreement; and (xi) the receipt by the CTI

                                November 4, 1997



To The Board of Directors of CUSA Technologies, Inc.
986 West Atherton Drive
Salt Lake City, UT 84123

  Re: Fairness Opinion - Proposed Merger of CUSA Technologies, Inc. with FISERV,
  -----------------------------------------------------------------------------
  Inc.
  ----

Gentlemen:

Houlihan Valuation Advisors ("HVA") has been retained by the Board of Directors of CUSA Technologies, Inc. ("CTI" or "the Company") to issue a fairness opinion for the proposed merger ("Transaction") between CTI and Fiserv, Inc. ("Fiserv"). The fairness opinion ("the Opinion") is issued from a financial point of view from the perspective of the public shareholders of CTI. It is anticipated by Company management that the Transaction will close in early February 1998. The Opinion is as of November 4, 1997 and is valid as of that date. Circumstances could change which would render this opinion invalid as of the actual closing date. To be valid as of the closing date, the Opinion will have to be reviewed and updated by HVA.

The Agreement and Plan of Merger among Fiserv, Inc., Fiserv Solutions, Inc. ("Fiserv Solutions") and CTI Technologies dated November 4, 1997 ("the Merger"), provides for the acquisition of the Company by Fiserv in an all-stock transaction valued at $24,873,500 ("the Transaction"). Under the terms of the Agreement, Fiserv will acquire all of the outstanding shares of the Company (18,451,599) for $1.348 per share, subject to a "holdback" of an amount of Fiserv shares worth $3.0 million. The "holdback" shares will be placed in escrow in respect to any claims arising from certain contingencies. At the close of the transaction, each outstanding share of CTI common stock will be converted into the right to receive such number of shares of Fiserv common stock as shall equal the quotient of the CTI common stock value divided by an amount equal to the average closing price of Fiserv common stock as reported on the National Market System by NASDAQ for the 20 business days ending on the second business day prior to the closing.

Based on the terms of the transaction and estimates of closing costs provided by CTI management, the CTI shares are valued at $1.348 prior to any allowance for holdbacks. If the full amount of the agreed upon holdback for contingent liabilities of $3.0 million is absorbed by claims against the holdback, the net value of CTI common stock is $1.185 per share. As of November 4, 1997 CTI management estimated that the likely claim against the holdback will be in the range of $200,000, resulting in a net transaction value per CTI share of $1.337 per share.

The Transaction will be accounted for as a pooling of interests. The terms of the Merger are more fully set forth in the Merger Agreement.

In delivering this opinion, HVA has completed the following tasks:

     . Reviewed CTI Annual Reports to Stockholders for the fiscal years ended
       June 30, 1996 and 1997 on Form 10-K filed with the Securities and Exchange Commission (the "SEC")

     . Reviewed Fiserv Annual Reports on Form 10-K filed with the SEC for the fiscal years ended December 31, 1996 and 1995

     . Reviewed Fiserv Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 filed with the SEC

     . Reviewed CTI's audited Consolidated Financial Statements for years ended
       June 30, 1997, 1996 and 1995.

     . Reviewed CTI's unaudited financial statements for the three months ending
       September 30, 1997

     . Reviewed CTI's projected income statements for continuing operations for calendar years ending December 31, 1997 and 1998

     . Reviewed the reported market prices and trading activity for CTI common stock for the period of October 23, 1996 through November 4, 1997

     . Reviewed the reported market prices and trading activity for Fiserv common stock for the period of October 22, 1996 through November 4, 1997

     . Reviewed transaction premium data prepared by Houlihan Lokey Howard &
       Zukin as presented in Mergerstat Review 1997

     . Discussed the financial condition, results of operations, business and prospects of CTI and Fiserv with the management of each company

     . Compared the results of operations and financial condition of CTI and Fiserv with those of certain other publicly-traded data processing and software firms that HVA deemed to be reasonably comparable to CTI and Fiserv, as the case may be

     . Reviewed the financial terms of certain recent transactions of CTI common stock

     . Reviewed a copy of the Agreement and Plan of Merger among Fiserv, Inc., Fiserv Solutions, Inc. and CTI Technologies, Inc. dated November 4, 1997

     . Reviewed an analysis of Fiserv prepared by Edward S. Casco, Jr., CFA and
       Stephen E. Kohler of BTAlex Brown Research dated November 14, 1997


In addition to a review of the above described documents, the following analytical procedures were conducted in arriving at our Opinion:

     . HVA met with representatives of the Company at the Company's administrative offices in Salt Lake City, Utah and conducted discussions regarding matters pertinent to our analysis. Inquiries were made with certain officers of the Company who have senior responsibility for operating matters regarding: (i) the operations, financial condition, future prospects and projected operations and performance of the Company; (ii) whether management is aware of any events or conditions which might cause any of the assumptions set forth in this Opinion to be incorrect; and (iii) whether management is aware of any material change in the Company's assets, financial condition or business outlook since June 30, 1997, the date of the Company's most recent audited financial statements, or September 30, 1997, the date of the Company's most recent internally generated financial statements.

     . Certain financial forecasts and accompanying assumptions prepared by Company management for the calendar years ending December 31, 1997 and 1998 were reviewed, and the assumptions underlying such forecasts were discussed, with Company management

     . Generally recognized financial analysis and valuation procedures were undertaken to ascertain the financial condition of the Company as well as to estimate its fair market value

     . Performed such other analyses and reviewed and analyzed such other information as HVA deemed appropriate

In rendering this opinion, HVA did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning CTI and Fiserv furnished to it by CTI or Fiserv, or the publicly-available financial and other information regarding CTI, Fiserv and other software and data processing firms. HVA has assumed that all such information is accurate and complete. HVA has further relied on assurances of management of CTI and Fiserv that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading.

With respect to financial forecasts for CTI provided to HVA by CTI management, HVA has assumed, for the purposes of this opinion, that the forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of its management at the time of preparation as to the future financial performance of CTI. We are unaware of and have not received any information which would lead us to believe that it was unreasonable to utilize the aforementioned projections as part of our analysis related to the Opinion. However, we assume no responsibility for the projections or the assumptions relating to them.

HVA has assumed that there has been no material change in CTI's assets, financial condition, results of operations, business or prospects since June 30, 1997 with the noted exception of the subsequent agreement by the Directors of CTI to sell its surgery centers prior to the Merger. HVA did not undertake an independent appraisal of the assets or liabilities of CTI nor was HVA furnished with any such appraisals. HVA's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to HVA as of the date of this opinion. HVA expresses no opinion on matters of legal, regulatory, tax or accounting nature related to the Merger.

We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the common stock of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

Limiting Conditions

The Opinion is subject to the following limiting conditions:

1. Neither HVA nor its principals have any present or intended interest in CTI or Fiserve or in any related entities. HVA's fees for the Opinion are based on professional time and a charge for the Opinion, and are in no way contingent upon the final conclusions derived.

2. The Opinion is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The Opinion and information contained herein are valid only for the stated purpose and date of the study, and should in no way be construed to be investment advice.

3. It is beyond the scope of the Opinion to render any opinion relative to the solvency or insolvency of CTI or Fiserv either prior to or following the Transaction. HVA has not been requested to render such an opinion, and nothing in the Opinion should be construed as such.

4. This engagement is limited to the production of the Opinion and the conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the Opinion unless prior arrangements for such services have been made.

It is our understanding that CTI's Board of Directors either has had or will have the opportunity to make their own independent investigation of the Transaction, and their decision to participate in the Transaction should be based primarily on such investigation. Delivery of the Opinion to CTI's Board of Directors is subject to the conditions, limitations and assumptions set forth in the Opinion.

This Opinion is for the benefit of the Board of Directors of CTI and shall not be relied upon by others and shall not be published or otherwise used, nor shall any public references to HVA be made without our written consent. However, notwithstanding the foregoing, HVA consents to a description of and the inclusion of the text of its written Opinion in the proxy and prospectus to be issued in connection with the special meeting of the Company's Stockholders. This Opinion is not intended to be and does not constitute a recommendation to any Stockholder as to how such Stockholder should vote with respect to the Merger.

Conclusions

Based upon the foregoing and in reliance thereon, it is our opinion that the proposed Transaction, assuming it is consummated as proposed, is fair from a financial point of view to the public shareholders of CTI based on the circumstances existing as of November 4, 1997. HVA reserves the right, in the event that events or facts subsequent to the date of the Opinion become known which have a material impact on the value of the Company, to supplement or withdraw the Opinion prior to the closing date of the Transaction.



HOULIHAN VALUATION ADVISORS


/s/ Frederic L. Jones
------------------------------------
Frederic L. Jones, ASA